Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Rogers Wireless Inc. (“Wireless”)
The principal office of Wireless is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

May 14, 2007

Item 3	News Release

A news release was issued through Canada NewsWire on May 14, 2007.

Item 4	Summary of Material Change

On May 14, 2007, Rogers Communications Inc. (“RCI”) announced that its wholly-owned subsidiaries Rogers Cable Inc. (“Cable”) and Wireless have sent notices to the respective trustees of each of their public debt indentures, the agent of Cable’s bank credit facility and each of their various secured swap counterparties stating that, subject to certain conditions, all security provided by bonds issued under the Cable deed of trust and the Wireless deed of trust will be released on or about Thursday, June 28, 2007. Upon release of the security under the deeds of trust, none of Cable’s and Wireless’ bank debt, public debt or swaps will remain secured by such bonds.

These actions are initial steps in a series of currently planned reorganization steps intended to culminate in the amalgamation of RCI with Cable and Wireless on or about July 1, 2007. The amalgamated entity will continue as RCI. Cable and Wireless will no longer be separate corporate entities and will cease to be reporting issuers.

As part of the planned amalgamation process, RCI intends to cancel the currently outstanding $1 billion Cable bank credit facility, the $700 million Wireless bank credit facility and the $600 million bank credit facility of RCI’s wholly-owned subsidiary, Rogers Media Inc., and replace them with a new unsecured bank credit facility of similar aggregate size at RCI that is currently being arranged.

Item 5       Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7       Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8       Executive Officer

For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

Item 9       Date of Report

May 17, 2007

Schedule A

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Communications Plans Amalgamation with its Cable and Wireless
    Subsidiaries

    Rogers Wireless to Redeem Senior Secured Debentures due 2016;

    Rogers Communications to Assume Rights and Obligations Under Outstanding
    Cable and Wireless Public Debt Indentures and Swaps;

    Planned Amalgamation will Simplify Corporate Structure While Streamlining
    Reporting and Compliance Requirements

    TORONTO, May 14 /CNW/ - Rogers Communications Inc. ("RCI") (TSX: RCI;
NYSE: RG) announced today that its wholly owned subsidiaries Rogers Cable Inc.
("Cable") and Rogers Wireless Inc. ("Wireless") have sent notices to the respective trustees of each of their public debt indentures, the agent of
Cable's bank credit facility and each of their various secured swap counterparties stating that, subject to certain conditions, all security provided by bonds issued under the Cable deed of trust and the Wireless deed of trust will be released on or about Thursday, June 28, 2007. Upon release of the security under the deeds of trust, none of Cable's and Wireless' bank debt, public debt or swaps will remain secured by such bonds.
    In addition, today Wireless issued a notice to redeem on June 21, 2007, all of the US$155 million principal amount of 9.75% senior secured debentures due 2016 at the redemption price plus accrued interest to the date of redemption. The redemption price will include a make whole premium based on the present values of the remaining scheduled payments.
    These actions are the initial steps in a series of currently planned reorganization steps intended to culminate in the amalgamation of RCI with
Cable and Wireless on or about July 1, 2007. The amalgamated entity will continue as RCI. Cable and Wireless will no longer be separate corporate entities and will cease to be reporting issuers. This planned intracompany amalgamation of the parent and subsidiary entities does not impact the consolidated results previously reported by RCI.
    Upon completion of the planned amalgamation, RCI will assume all of the rights and obligations under all of the then outstanding Cable and Wireless public debt indentures and swaps.
    RCI is pursuing this planned amalgamation principally to simplify its corporate structure while streamlining many of the related reporting and compliance obligations.
    As part of the planned amalgamation process, RCI intends to cancel the currently outstanding $1 billion Cable bank credit facility, the $700 million
Wireless bank credit facility and the $600 million bank credit facility of
RCI's wholly owned subsidiary, Rogers Media Inc., and replace them with a new unsecured bank credit facility of similar aggregate size at RCI that is currently being arranged.
    Upon amalgamation, the outstanding Cable and Wireless public debt and respective swaps, as well as the planned RCI bank credit facility, will all be unsecured.

    About Rogers:

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment.

    Caution Regarding Forward-Looking Statements:

    This release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.
Statements containing expressions such as "could", "expect", "may",
"anticipate", "assume", "believe", "intend", "estimate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time.
We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

    %CIK: 0000733099

    /For further information: Lorraine Daly, (416) 935-3575,
lorraine.daly(at)rci.rogers.com; Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.; ROGERS WIRELESS INC.; ROGERS CABLE INC.

CNW 12:04e 15-MAY-07